                                               Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-107660

                                   PROSPECTUS

                        INTERSTATE HOTELS & RESORTS, INC.

                         215,000 SHARES OF COMMON STOCK

                  This prospectus relates to the resale of up to 215,000 shares of our common stock, par value $0.01 per share, that are held by CGLH Partners I LP and CGLH Partners II LP, the selling stockholders.

                  The selling stockholders may offer for sale the shares covered by this prospectus from time to time directly to purchasers or through underwriters, broker-dealers or agents, in public or private transactions, at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices, including in satisfaction of certain existing contractual obligations. We will not receive any proceeds from the sales of our common stock by the selling stockholders. For additional information on the methods of sale, you should refer to the section of this prospectus entitled "Plan of Distribution."

                  Our common stock is listed on the New York Stock Exchange under the trading symbol "IHR." On August 22, 2003, the last reported sale price of our common stock on The New York Stock Exchange was $ 5.04.

                  See "Risk Factors" on page 4 and "Caution Regarding Forward-Looking Statements" on page 16 to read about factors you should consider before buying shares of our common stock.

                                   ----------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                The date of this prospectus is August 25, 2003.


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                                TABLE OF CONTENTS

                                                                         Page
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

Incorporation of Documents by Reference....................................1

The Company................................................................3

Risk Factors...............................................................4

Caution Regarding Forward-Looking Statements..............................16

Use of Proceeds...........................................................17

Selling Stockholders......................................................18

Plan of Distribution......................................................24

Legal Opinion.............................................................26

Experts...................................................................26

Where You Can Find More Information.......................................27

                                   ----------

                  No person is authorized to give any information or to make any representations other than those contained in this prospectus or any accompanying prospectus supplement in connection with the offer made by this prospectus or any prospectus supplement, and, if given or made, such other information or representations must not be relied upon as having been authorized by us, or by any underwriter, dealer or agent.

                                   ----------

                  In this prospectus, "we", "us", "our" and "Interstate" refer to Interstate Hotels & Resorts, Inc. and its subsidiaries.


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


                     INCORPORATION OF DOCUMENTS BY REFERENCE

                  This prospectus incorporates documents by reference that are not presented in or delivered with this prospectus. This is known as "incorporation by reference." The following documents, which have been filed by us with the Securities and Exchange Commission (File No. 001-14331), are incorporated by reference into this prospectus:

                  o our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 12, 2003;

                  o our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the SEC on May 12, 2003;

                  o our Annual Report on Form 10-K for the fiscal year ended
                    December 31, 2002, filed with the SEC on March 27, 2003, as amended by Form 10-K/A filed with the SEC on March 31, 2003 and Form 10-K/A filed with the SEC on April 2, 2003;

                  o our current reports on Form 8-K, filed with the SEC on
                    February 12, 2003 and on August 5, 2003;

                  o the description of our common stock contained in our
                    registration statement on Form 8-A, filed with the SEC on July 22, 1998, as amended by a Form 8-A/A filed with the SEC on August 2, 2002; and

                  o the description of our preferred share purchase rights
                    contained in our registration statement on Form 8-A filed with the SEC on July 22, 1998, as amended by a Form 8-A/A filed with the SEC on December 12, 2000, a Form 8-A/A filed with the SEC on May 3, 2002 and a Form 8-A/A filed with the SEC on August 2, 2002.

                  In addition, all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering are incorporated by reference into, and are deemed to be a part of, this prospectus from the date of filing of those documents.

                  You should rely only on the information contained in this document or that information to which we have referred you. We have not authorized anyone to provide you with any additional information.

                  Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                  The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this prospectus are not themselves specifically incorporated by reference in this prospectus, then the exhibits will not be provided.

           Requests for any of these documents should be directed to:

                             Christopher L. Bennett
                     Senior Vice President, General Counsel
                                  and Secretary
                              4501 N. Fairfax Drive
                               Arlington, VA 22203
                                  703-387-3100



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                                   THE COMPANY

                  Interstate Hotels & Resorts, Inc. manages a portfolio of full-service and premium limited-service hospitality properties, holds investments in some of these properties, and provides related services in the hotel, corporate housing, resort, conference center and golf markets. Our portfolio is diversified in franchise and brand affiliations. The related services we provide include insurance and risk management services, purchasing and project management services, information technology and telecommunications services, and centralized accounting services, We also own one hotel property. Our two primary business segments are hotel management and corporate housing. As of June 30, 2003, we managed 347 hotel properties, with 75,556 rooms in 44 states, the District of Columbia, Canada and Russia. In addition to the hotel we own, we have non-controlling equity interests in 26 of these hotels. As of June 30, 2003, we had 3,453 apartments under lease through our BridgeStreet corporate housing division in the United States, Canada, France and the United Kingdom.

                                   ----------

                  Our principal executive offices are located at 4501 N. Fairfax Drive, Arlington, VA 22203, and our telephone number is (703) 387-3100.



                                       3
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                                  RISK FACTORS

                  An investment in our common stock entails a number of risks. You should consider carefully the risks described below and those described under "Caution Regarding Forward-Looking Statements," as well as those identified in our other filings with the SEC, including those documents incorporated herein by reference. In particular, you should review our audited consolidated financial statements, the related notes and our "Management's Discussion and Analysis of Financial Condition and Results of Operations"
section in our Annual Report on Form 10-K, as amended to date, for the fiscal year ended December 31, 2002 incorporated by reference into this prospectus before making an investment in our common stock offered by this prospectus. If the events discussed in these risk factors occur, our business, financial condition, results of operations or cash flows could be materially adversely affected, and the market price of our common stock could be adversely affected.

                         RISKS RELATING TO OUR BUSINESS

WE ENCOUNTER INDUSTRY RISKS RELATED TO OPERATING AND MANAGING HOTELS THAT COULD CAUSE OUR RESULTS OF OPERATIONS TO SUFFER.

                  Various factors could adversely affect our ability to generate revenues on which our management fees are based. Our business is subject to all of the operating risks inherent in the lodging industry. These risks include, but are not limited to, the following:

         o        changes in national, regional and local economic conditions;

         o        cyclical overbuilding in the lodging industry;

         o        varying levels of demand for rooms and related services;

         o competition from other hotels, resorts and recreational properties, some of which may have greater marketing and financial resources than we or the owners of the properties we manage have;

         o dependence on business and commercial travelers and tourism, which may fluctuate and be seasonal;

         o        decreases in air travel;

         o        fluctuations in operating costs;

         o the recurring costs of necessary renovations, refurbishment and improvements of hotel properties;

         o fluctuations in demand resulting from threatened or actual acts of terrorism or hostilities;

         o changes in governmental regulations that influence or determine wages, prices and construction and maintenance costs; and

         o        changes in interest rates and the availability of credit.

                  Demographic, geographic or other changes in one or more markets could impact the convenience or desirability of the sites of some hotels or corporate housing apartments, which would in turn affect the operations of those hotels or the corporate housing division. In addition, if demand for our corporate housing apartments declines, we may not be able to terminate a sufficient number of leases rapidly enough to match the reduction in revenue.


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


WE ENCOUNTER INDUSTRY-RELATED RISKS RELATED TO OUR INVESTMENTS IN AND OWNERSHIP OF HOTELS AND OTHER REAL ESTATE.

                  We, as an operator and manager of hotels, are subject to the operating risks described in the immediately preceding risk factor. In addition, we are exposed to risks and uncertainties associated with the ownership of hotels and real estate, including risks arising from:

         o        changes in national, regional and local economic conditions;

         o        changes in local real estate market conditions;

         o        changes in the markets for particular types of assets;

         o changes in interest rates and in the availability, cost and terms of financing;

         o        uninsured casualty and other losses;

         o        labor disturbances or shortages of labor;

         o        present or future environmental legislation;

         o        adverse changes in zoning laws;

         o        adverse changes in real estate tax assessments;

         o        construction or renovation delays and cost overruns; and

         o limitations on our ability to quickly dispose of investments and respond to changes in the economic or competitive environment due to the relative illiquidity of real estate assets.


                  Many of these factors will be beyond our control. As we expand through acquisition or development of real estate, the magnitude of these risks may increase. Any of these factors could have a material and adverse impact on the value of our assets or on the revenues that can be generated from those assets. In addition, due to the level of fixed costs required to operate mid-scale and select-service hotels, resorts and conference centers, significant expenditures necessary for the operation of these properties generally cannot be reduced when circumstances cause a reduction in revenue.

THE CURRENT ECONOMIC SLOWDOWN HAS ADVERSELY AFFECTED THE PERFORMANCE OF HOTELS AND, IF IT WORSENS OR CONTINUES, THESE EFFECTS COULD BE MATERIAL.

                  The economic slowdown and the resulting declines in revenue per available room at the hotels we manage began in the first quarter of 2001. These trends are currently continuing. The decline in occupancy during 2001 and 2002 has led to declines in room rates as hotels compete more aggressively for guests. If the current economic slowdown worsens significantly or continues for a protracted period of time, the declines in occupancy could also lead to further declines in average daily room rates and could have a material adverse effect on our operating results. The economic slowdown could also result in the disposition by hotel owners of hotels we manage, which could result in the loss of management contracts, which could have an adverse effect on our revenues.

A HIGH PERCENTAGE OF THE HOTELS WE OWN OR LEASE ARE LUXURY AND UPSCALE HOTELS, AND OUR CORPORATE HOUSING DIVISION PRIMARILY SERVICES BUSINESS TRAVELERS AND HIGH-END LEISURE TRAVELERS, SO WE MAY BE PARTICULARLY SUSCEPTIBLE TO AN ECONOMIC DOWNTURN.


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                  Approximately 54% of the rooms our Hotel Management division manages are in hotels that are classified as luxury and upscale, full-service. These hotels generally permit higher room rates. However, in an economic downturn, these hotels may be more susceptible to a decrease in revenues, as compared to hotels in other categories that have lower room rates. This characteristic may result from hotels in this segment generally targeting business and high-end leisure travelers. In periods of economic difficulties, business and leisure travelers may seek to reduce travel costs by limiting trips or seeking to reduce costs on their trips. The Corporate Housing segment is sensitive to economic conditions for the same reasons. Adverse changes in economic conditions and continued sluggishness in the economy could have a material adverse effect on our revenues and results of operations.

ACTS OF TERRORISM, THE THREAT OF TERRORISM, THE ONGOING WAR AGAINST TERRORISM AND OTHER FACTORS HAVE IMPACTED AND WILL CONTINUE TO IMPACT THE INDUSTRY AND ALL HOTEL COMPANIES' RESULTS OF OPERATIONS.

                  The terrorist attacks of September 11, 2001 had and continue to have a negative impact on hotel operations, causing lower than expected performance in an already slowing economy. The events of September 11th have caused a significant decrease in hotels' occupancy and average daily rate due to disruptions in business and leisure travel patterns, and concerns about travel safety. Major metropolitan area and airport hotels have been adversely affected due to concerns about air travel safety and a significant overall decrease in the amount of air travel, particularly transient business travel. In particular, the war with Iraq led to a sharp decline in air travel.

                  The September 11th terrorist attacks were unprecedented in scope, and in their immediate, dramatic impact on travel patterns. We have not previously experienced events like the attacks, and it is currently not possible to accurately predict if and when travel patterns will be restored to pre-September 11th levels. While there have been improvements in operating levels from the period immediately following the attacks, the uncertainty associated with subsequent incidents and threats and the possibility of future attacks may continue to hamper business and leisure travel patterns. In addition, the recent outbreaks of Severe Acute Respiratory Syndrome could have a material adverse effect on our revenues and results of operations due to decreased air travel and occupancy, especially in areas hard-hit by the disease.

THIRD-PARTY HOTEL OWNERS ARE NOT REQUIRED TO USE THE ANCILLARY SERVICES WE PROVIDE.

                  In addition to traditional hotel management services, we offer to third-party hotel owners several ancillary services such as purchasing, project management, insurance and risk management, information technology and telecommunication services, and centralized accounting services. We expect to derive a portion of our revenues from these services. Our management contracts will not obligate third-party hotel owners to utilize these services, and the failure of a substantial number of third-party hotel owners to utilize these services could adversely affect our overall revenues.

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THE LODGING INDUSTRY AND CORPORATE HOUSING MARKET ARE HIGHLY COMPETITIVE.

                  There is no single competitor or small number of competitors that are dominant either in the hotel management or corporate housing business. We operate in areas that contain numerous competitors, some of which may have substantially greater resources than we or the owners of properties we manage have. Competition in the lodging industry and corporate housing market is based generally on location, availability, room rates or corporate housing rates, range and quality of services and guest amenities offered. New or existing competitors could significantly lower rates; offer greater conveniences, services or amenities; or significantly expand, improve or introduce new facilities in markets in which we compete. All of these factors could adversely affect operations and the number of suitable business opportunities. In addition, we compete for hotel management contracts against numerous other companies, many of which may have more financial resources. These competitors include the management divisions of some of the major hotel brands as well as independent, non-brand affiliated hotel managers.

WE MAY BE ADVERSELY AFFECTED BY THE LIMITATIONS IN OUR FRANCHISING AND LICENSING AGREEMENTS.

                  We are the franchisee of some of the hotels we own and/or manage. In addition, we, with respect to hotels for which we are not the franchisee, may sign a manager acknowledgment agreement with the franchisor which details some of our rights and obligations with respect to the hotel and references the hotel's franchise agreement. The franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of a hotel in order to maintain uniformity within the franchisor system. Those limitations may conflict with our philosophy of creating specific business plans tailored to each hotel and to each market. Standards are often subject to change over time, in some cases at the discretion of the franchisor, and may restrict a franchisee's ability to make improvements or modifications to a hotel without the consent of the franchisor. In addition, compliance with standards could require a hotel owner to incur significant expenses or capital expenditures. Action or inaction by us or by the owner of a hotel could result in a breach of standards or other terms and conditions of the franchise agreements, and could result in the loss or cancellation of a franchise license. Loss of franchise licenses without replacement would likely have an adverse effect on revenues. In connection with terminating or changing the franchise affiliation of a hotel, the owner of the hotel may be required to incur significant expenses or capital expenditures. Moreover, the loss of a franchise license could have a material adverse effect upon the operation or the underlying value of the hotel covered by the franchise due to the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. Franchise agreements covering the hotels we manage expire or terminate, without specified renewal rights, at various times and have differing remaining terms. As a condition to renewal, these franchise agreements frequently contemplate a renewal application process. This process may require an owner to make substantial capital improvements to a hotel. Although the management agreements generally require owners to make capital improvements to maintain the quality of a property, we are not able to directly control the timing or amount of those expenditures.

                  Some of the franchise agreements under which we operate and manage hotels restrict the franchisee's ability to own or operate another hotel within a specified territory or with regard to specific hotels. These limitations, if found to apply to us, may limit our ability to acquire new management agreements and potentially impair our continued growth.

OUR RELATIONSHIP WITH MERISTAR HOSPITALITY CORPORATION MAY LEAD TO GENERAL CONFLICTS OF INTEREST THAT ADVERSELY AFFECT STOCKHOLDERS' INTERESTS.

                  We have historically had a close business relationship with MeriStar Hospitality Corporation, a real estate investment trust, or REIT, that owns, as of June 30, 2003, 105 of the properties we manage. Paul W. Whetsell is the Chairman and Chief Executive Officer of both companies, and we share two other board members with MeriStar Hospitality. Currently, our relationship with MeriStar Hospitality is governed by an intercompany agreement. That agreement restricts each party from taking advantage of some business opportunities without first presenting those opportunities to the other party.

                  We and MeriStar Hospitality may have conflicting views on the manner in which we manage its hotels, as well as acquisitions and dispositions. As a result, the directors and senior executive who serve in similar capacities at MeriStar Hospitality may well be presented with several decisions which provide them the opportunity to benefit MeriStar Hospitality to our detriment or benefit us to the detriment of MeriStar Hospitality. Inherent potential conflicts of interest will be present in all of the numerous transactions between us and MeriStar Hospitality.

                  We have restrictions on our business and on our future opportunities that could affect our operations. Under the intercompany agreement, we will be prohibited from making real property investments that a REIT could make unless:

         o MeriStar Hospitality is first given the opportunity but elects not to pursue the investments;

         o the investment is on land already owned or leased by us or subject to a lease or purchase option in our favor;

         o        we will operate the property under a trade name owned by us;
                  or

         o the investment is a minority investment made as part of a lease or management agreement arrangement by us.

                  The intercompany agreement generally grants us a right of first refusal to become the manager of any real property acquired by MeriStar Hospitality. They will make this type of opportunity available to us only if MeriStar Hospitality determines that:

         o consistent with its status as a REIT, MeriStar Hospitality must enter into a management agreement with an unaffiliated third party with respect to the property;

         o        we are qualified to be the manager of that property; and

         o MeriStar Hospitality decides not to have the property operated by the owner of a hospitality trade name under that trade name.

                  Because of the provisions of the intercompany agreement, we will be restricted in the nature of our business and the opportunities we may pursue. The terms of the intercompany agreement were not negotiated on an arms-length basis. Because MeriStar Hospitality and we will share some of the same directors and our Chairman and Chief Executive Officer, there is a potential conflict of interest with respect to the enforcement of the intercompany agreement to our benefit and to the detriment of MeriStar Hospitality, or to the benefit of MeriStar Hospitality and to our detriment. Furthermore, because of the independent trading of the two companies, stockholders in each company may develop divergent interests that could lead to conflicts of interest. The divergence of interests could also reduce the anticipated benefits of our close relationship with MeriStar Hospitality.

                  We may have conflicts relating to the sale of hotels subject to management agreements. MeriStar Hospitality will generally be required to pay a termination fee to us if it elects to sell or transfer a hotel to a person or entity that is not an affiliate of MeriStar Hospitality or if it elects to permanently close a hotel after a casualty and does not replace it with another hotel with a management fee equal to that payable under the management agreement to be terminated. Where applicable, the termination fee will equal the present value of the management fees payable during the remainder of the existing term of the management agreement, discounted using a 10% discount rate, based on fees payable during the previous twelve months. MeriStar Hospitality's decision to sell a hotel may, therefore, have significantly different consequences for MeriStar Hospitality and us. MeriStar Hospitality's obligation to pay a termination fee to us is reduced by an amount equal to the present value of the management fees, as calculated above, for any management opportunities it has executed with us since August 3, 1998.

                  The termination of management contracts as a result of hotel dispositions could have an adverse effect on our revenues. MeriStar Hospitality has announced plans to dispose of up to 40 of its 105 hotels, all of which we currently manage. This represents approximately 38% of our managed hotels owned by MeriStar Hospitality, and approximately 12% of our total managed hotels. If we are terminated as manager upon the sale of one of MeriStar Hospitality's hotels, we will generally receive a termination fee as described above. Our management agreements with other owners generally have limited or no termination fees due to us if our management agreement is terminated upon the sale of the hotel. The termination of management contracts as a result of hotel dispositions could have an adverse effect on our revenues.

                  If we are unable to pursue new growth opportunities through our relationship with MeriStar Hospitality, our hotel management business could be negatively affected. Because of the terms of the intercompany agreement with MeriStar Hospitality if MeriStar Hospitality in the future fails to qualify as a REIT, it could have a substantial adverse effect on those aspects of our business operations and business opportunities that depend on MeriStar Hospitality. For example, if MeriStar Hospitality ceases to qualify as a REIT, the requirement in the intercompany agreement that MeriStar Hospitality enter into management agreements with us would cease. In that case, MeriStar Hospitality would have the right to operate newly acquired properties itself. We, however, would remain subject to all of the limitations on our operations contained in the existing management agreements. In addition, although it is anticipated that the management agreements generally will be assigned to any person or entity acquiring the fee or leasehold interest in a hotel property from MeriStar Hospitality or its affiliates, we could lose our rights under any of these management agreements upon the expiration of the agreement. The likelihood of a sale of the hotel properties could possibly increase if MeriStar Hospitality fails to qualify as a REIT. In addition, if there is a change in the Internal Revenue Code that would permit MeriStar

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Hospitality or one of its affiliates to operate hotels without adversely affecting MeriStar Hospitality's status as a REIT, MeriStar Hospitality would not be required to enter into future renewals of our management agreements. Furthermore, a change in control of MeriStar Hospitality could have a negative effect on us, since our working relationship with the new owner of those hotels may not be as close as our working relationship is with MeriStar Hospitality.

                  Also, if we and MeriStar Hospitality do not negotiate a mutually satisfactory management arrangement within approximately 30 days after MeriStar Hospitality provides us with written notice of the management opportunity, MeriStar Hospitality may offer the opportunity to others for a period of one year before it must again offer the opportunity to us.

OUR RUSSIAN HOTELS EXPOSE US TO ADDITIONAL RISKS.

                  Three of our hotels are located in Russia. The management contracts for the three Russian hotels accounted for approximately $4.1 million in net management fees, or approximately 7.3 % of our management fees for the year ended December 31, 2002. We are amortizing, over a five-year period, the costs incurred in obtaining the management contracts for the three hotels located in Russia. Current unamortized costs amount to approximately $0.2 million. If these contracts are terminated, the unamortized costs would become due from the owner of these hotels. In addition, under the management contracts for the three hotels located in Russia, we agreed to fund loans to the hotel owners. As of June 30, 2003, we had loans outstanding in the amount of $0.5 million to these owners.

                  In addition, we cannot be certain of the effect that changing political and economic conditions could have on hotel operations in Russia and on our ability to collect on loans to third-party owners in Russia. Furthermore, the success of our operations in Russia depends on our ability to attract and retain qualified management personnel in Russia who are familiar not only with our business and industry but also with the commercial practices and economic environment in Russia. Recent international geopolitical events may also have a negative effect on travel to Russia and may negatively affect the results of operations of our Russian hotels.

COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS COULD ADVERSELY AFFECT OPERATING RESULTS.

                  Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to properly remediate contaminated property, may adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of those substances at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by that person. The operation and removal of underground storage tanks are also regulated by federal and state laws. In connection with the ownership and operation of hotels, the operators, such as us or the owners of those properties could be held liable for the costs of remedial action for regulated substances and storage tanks and related claims. Activities have been undertaken to close or remove storage tanks located on the property of several of the hotels that we own or manage.

                  A significant number of the hotels that we own or manage have undergone Phase I environmental site assessments, which generally provide a nonintrusive physical inspection and database search, but not soil or groundwater analyses, by a qualified independent environmental engineer. The purpose of a Phase I is to identify potential sources of contamination for which the hotels may be responsible and to assess the status of environmental regulatory compliance. The Phase I assessments have not revealed, nor are we aware of, any environmental liability or compliance concerns that we believe would have a material adverse effect on our results of operations or financial condition. Nevertheless, it is possible that these environmental site assessments did not reveal all environmental liabilities or compliance concerns or that material environmental liabilities or compliance concerns exist of which we are currently unaware.

                  In addition, a significant number of the hotels we own or manage have been inspected to determine the presence of asbestos. Federal, state and local environmental laws, ordinances and regulations also require abatement or removal of asbestos-containing materials and govern emissions of and exposure to asbestos fibers in the air. Asbestos-containing materials are present in various building materials such as sprayed-on ceiling treatments, roofing materials or floor tiles at some of the hotels. Operations and maintenance programs for maintaining asbestos-containing materials have been or are in the process of being designed and implemented, or the asbestos-containing materials have been scheduled to be or have been abated, at these hotels. Any liability resulting from non-compliance or other claims relating to environmental matters could have a material adverse effect on our results of operations or financial condition.

ASPECTS OF HOTEL, RESORT, CONFERENCE CENTER, CORPORATE HOUSING AND RESTAURANT OPERATIONS ARE SUBJECT TO GOVERNMENT REGULATION, AND CHANGES IN REGULATIONS MAY HAVE SIGNIFICANT EFFECTS ON BUSINESS.

                  A number of states regulate various aspects of hotels, resorts, conference centers, corporate housing and restaurants, including liquor licensing, by requiring registration, disclosure statements and compliance with specific standards of conduct. We believe we are substantially in compliance with these requirements or, in the case of liquor licenses, that we have or will promptly obtain the appropriate licenses. Managers of hotels and providers of corporate housing are also subject to employment laws, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of hotels and corporate housing units and could otherwise adversely affect results of operations or financial condition.

                  Under the Americans with Disabilities Act, or ADA, all public accommodations in the U.S. are required to meet federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Although owners of hotels we manage have invested significant amounts in ADA-required upgrades, a determination that the hotels we own, lease or manage or the units leased by our Corporate Housing division are not in compliance with the ADA could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants.

IF WE ARE UNABLE TO IDENTIFY ADDITIONAL APPROPRIATE REAL ESTATE ACQUISITION OR DEVELOPMENT OPPORTUNITIES AND TO ARRANGE THE FINANCING NECESSARY TO COMPLETE THESE ACQUISITIONS OR DEVELOPMENTS, OUR CONTINUED GROWTH COULD BE IMPAIRED.

                  We will continually evaluate potential real estate development and acquisition opportunities. Any future acquisitions or developments will be financed through a combination of internally generated funds, additional bank borrowings from existing and new credit facilities and public offerings or private placements of equity or debt securities. The nature of any future financing will depend on factors such as the size of the particular acquisition or development and our capital structure at the time of a project. We may not be able to identify appropriate new acquisition or development opportunities and necessary financing may not be available on suitable terms, if at all.

                  An important part of our growth strategy will be the investment in, and acquisition of hotels. Continued industry consolidation and competition for acquisitions could adversely affect our growth prospects going forward. We will compete for hotel and other investment opportunities with other companies, some of which will have greater financial or other resources than we have. Competitors may have a lower cost of capital and may be able to pay higher prices or assume greater risks than would be prudent for us to pay or assume. If we are unable to continue real estate investments and acquisitions, our continued growth could be impaired.

                  The terms of our intercompany agreement with MeriStar Hospitality will also restrict our ability to make some types of investments in real estate. For more information regarding these restrictions, please refer to the risk factor under the caption, "Our relationship with MeriStar Hospitality Corporation may lead to general conflicts of interest that adversely affect stockholders' interests."

THE LODGING BUSINESS IS SEASONAL.

                  Generally, hotel revenues are greater in the second and third calendar quarters than in the first and fourth calendar quarters. This may not be true, however, for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Because of the September 11th attacks and other unusual events, operating results for the third and fourth quarters of 2001 and during 2002 were lower than expected. Seasonal variations in revenue at the hotels we lease, own or manage will cause quarterly fluctuations in revenues. Events beyond our control, such as extreme weather conditions, economic factors, geopolitical conflicts and other considerations affecting travel may also adversely affect earnings.

IF WE FAIL TO RETAIN OUR EXECUTIVE OFFICERS AND KEY PERSONNEL, OUR BUSINESS WOULD BE HARMED.

                  Our ability to maintain our competitive position will depend to a significant extent on the efforts and ability of our senior management, particularly our Chairman and Chief Executive Officer, Paul W. Whetsell and our President and Chief Operating Officer, John Emery. Our future success and our ability to manage future growth will depend in large part upon the efforts of Messrs. Whetsell and Emery and on our ability to attract and retain other highly qualified personnel. Competition for personnel is intense, and we may not be successful in attracting and retaining our personnel. Our inability to attract and retain other highly qualified personnel may adversely affect our results of operations and financial condition.

                    RISKS RELATING TO OUR CAPITAL STRUCTURE

RESTRICTIONS IMPOSED BY OUR DEBT AGREEMENTS MAY LIMIT OUR ABILITY TO EXECUTE OUR BUSINESS STRATEGY AND INCREASE THE RISK OF DEFAULT UNDER OUR DEBT OBLIGATIONS.

                  We are a party to a senior credit facility and a subordinated credit facility that contain restrictive covenants. These restrictions include requirements to maintain financial ratios, which may significantly limit our ability to, among other things:

         o        borrow additional money;

         o        make capital expenditures and other investments;

         o        pay dividends;

         o        merge, consolidate or dispose of assets; and

         o        incur additional liens.

                  While we believe that our current business plan and outlook will provide sufficient liquidity to fund our operations, a significant decline in our operations could reduce our cash from operations and cause us to be in default under other covenants in our debt agreements, leaving us unable to use our senior credit facility to supply needed liquidity.

                  As of June 30, 2003, we had approximately $88.2 million of outstanding indebtedness under our senior secured credit facility, with approximately $24.0 million in availability, and approximately $40.0 million of outstanding indebtedness under our subordinated credit facility. The term loan and revolving portions of our senior secured credit facility mature on July 28, 2005, but at our option, the revolving portion of our senior secured credit facility may be extended for an additional year beyond the maturity date to July 28, 2006. The senior secured credit facility contains certain covenants, including maintenance of financial ratios at the end of each quarter, compliance reporting requirements and other customary restrictions. The senior credit agreement also includes pledges of collateral, including the following:
(i) ownership interests of all existing subsidiaries and unconsolidated entities as well as any future material subsidiary or unconsolidated entity;
(ii) owned hospitality properties; and (iii) other collateral that is not previously prohibited in any of our existing contracts/agreements. Our subordinated credit facility matures on January 31, 2006, but if the revolving portion of our senior secured credit facility is extended for an additional year, the subordinated credit facility will also be automatically extended one year to mature on January 31, 2007.

                  We may, in the future, be required to refinance or negotiate an extension of the maturity of our senior secured credit facility or our subordinated credit facility. However, our ability to complete a refinancing or extension is subject to a number of conditions, many of which are beyond our control. For example, if there were a disruption in the financial markets because of a terrorist attack or other event, we may be unable to access the financial markets. Failure to complete a refinancing or extension of the senior secured credit facility would have a material adverse effect on us.

A DEFICIT IN WORKING CAPITAL MAY REDUCE FUNDS AVAILABLE TO US FOR EXPANSION OF OUR BUSINESS.

                  As of June 30, 2003, we had a deficit in working capital of approximately $2.9 million. This deficit in working capital may require us to make borrowings under the senior secured credit facility to pay our current obligations. These borrowings will serve to reduce amounts available to us for pursuit of our business strategy of growing through securing additional management contracts and acquiring additional hotel, resort and conference center properties.

OUR STOCKHOLDER RIGHTS PLAN, THE ANTI-TAKEOVER DEFENSE PROVISIONS OF OUR CHARTER DOCUMENTS AND THE LARGE OWNERSHIP STAKE OF AN INVESTOR GROUP MAY DETER POTENTIAL ACQUIRORS AND DEPRESS OUR STOCK PRICE.

                  Under our stockholder rights plan, holders of our common stock hold one preferred share purchase right for each outstanding share of common stock they hold, exercisable under defined circumstances involving a potential change of control. The preferred share purchase rights have the antitakeover effect of causing substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. Those provisions could have a material adverse effect on the premium that potential acquirors might be willing to pay in an acquisition or that investors might be willing to pay in the future for shares of our common stock.

                  Provisions of Delaware law and of our charter and bylaws may have the effect of discouraging a third party from making an acquisition proposal for us. These provisions could delay, defer or prevent a transaction or a change in control of us under circumstances that could otherwise give the holders of our common stock the opportunity to realize a premium over the then-prevailing market prices of our common stock. These provisions include the following:

         o we are able to issue preferred shares with rights senior to our common stock;

         o our certificate of incorporation prohibits action by written consent of our stockholders, and our stockholders are not able to call special meetings;

         o our certificate of incorporation and bylaws provide for a classified board of directors;

         o our directors are subject to removal only for cause and upon the vote of two-thirds of the outstanding shares of our common stock;

         o our bylaws require advance notice for the nomination of directors and for stockholder proposals;

         o we are subject to Section 203 of the Delaware General Corporation Law, which limits our ability to enter into business combination transactions with interested stockholders; and

         o specified provisions of our certificate of incorporation and bylaws may be amended only upon the affirmative vote of two-thirds of the outstanding shares.

                  The selling stockholders beneficially own approximately 6.98 million shares of our common stock, representing approximately 33.8% of our outstanding common stock as of August 7, 2003.

If all of the stock offered by this prospectus is disposed of by the selling stockholders, they will then beneficially own approximately 6.76 million shares of our common stock, representing approximately 32.8% of our outstanding common stock. The large stake of the selling stockholders may make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of us.

ADDITIONAL SALES OF A SUBSTANTIAL NUMBER OF SHARES BY OUR LARGEST INVESTORS MAY DEPRESS OUR STOCK PRICE.

                  Sales of substantial amounts of common stock or the perception that those sales could occur may adversely affect the market price for our common stock. At June 30, 2003, 1,679,517 shares of our common stock were issuable upon conversion or exercise of outstanding options and warrants. All of our common stock is freely transferable, except for the shares of common stock held by persons deemed to be affiliates of us under Rule 144 under the Securities Act. At August 7, 2003, 20,622,004 shares of our common stock were outstanding.

                  The approximately 6.9 million shares of our common stock that are held by the selling stockholders, represent approximately 33.5% of our outstanding common stock as of August 7, 2003 and are subject to a registration rights agreement providing for demand and piggyback registration rights until the time such shares can be sold without restriction under Rule 144(k) under the Securities Act. This registration statement has been filed in connection with the exercise of such registration rights.

                         RISKS RELATING TO THIS OFFERING

BY EXERCISING THEIR REGISTRATION RIGHTS AND SELLING A LARGE NUMBER OF SHARES, THE SELLING STOCKHOLDERS COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

                  The selling stockholders may cause the price of our common stock to decline by exercising their registration rights relating to our shares. By exercising their registration rights, the selling stockholders may cause a large number of shares to be registered and sold in the public market, including the shares registered under this registration statement. Such sales, or the perception that these sales could occur, may have an adverse effect on the market price of our common stock.

WE MAY NEVER PAY DIVIDENDS ON OUR COMMON STOCK, IN WHICH EVENT PURCHASERS' ONLY RETURN ON THEIR INVESTMENT, IF ANY, WILL OCCUR ON THE SALE OF OUR STOCK.

                  We have not yet paid any dividends on our common stock, and we do not intend to do so in the foreseeable future. Future earnings, if any, will be used to fund our operations and growth.

                  CAUTION REGARDING FORWARD-LOOKING STATEMENTS

                  The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This prospectus contains or incorporates by reference "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements anticipating future growth in revenues, EBITDA and cash flow. Any statements in this document about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "will likely result," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "projection," "would" and "outlook." Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus and the documents incorporated by reference into this prospectus. In addition to the risks related to our business, the factors that could cause actual results to differ materially from those described in the forward-looking statements include:

         o        the current slowdown of the national economy;

         o economic conditions generally and the real estate market specifically;

         o the impact of the September 11, 2001 terrorist attacks and actual or threatened future terrorist incidents or hostilities;

         o the aftermath of the war with Iraq, continuing conflicts in that geographic region and related ongoing U.S. involvement;

         o        international geopolitical difficulties or health concerns;

         o uncertainties associated with obtaining additional financing for future real estate projects and to undertake future capital improvements;

         o demand for, and costs associated with, real estate development and hotel rooms, market conditions affecting the real estate industry, seasonality of resort and hotel revenues and fluctuations in operating results;

         o changes in laws and regulations applicable to the Company, including federal, state or local hotel, resort, restaurant or land use regulations, employment, labor or disability laws and regulations and laws governing the taxation of real estate investment trusts;

         o legislative/regulatory changes, including changes to laws governing the taxation of REITs;

         o failure to renew essential management contracts or business leases;

         o competition from other hospitality companies, pricing pressures and variations in lease and room rental rates;

         o        litigation involving antitrust, consumer and other issues; and

         o loss of any executive officer or failure to hire and retain highly qualified employees.

                  These factors and the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made or incorporated by reference in this registration statement. You should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we do not undertake any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                  For a more complete description of these factors, see "Risk Factors" in this prospectus.

                                 USE OF PROCEEDS

                  We will not receive any proceeds from the sale of our common stock by the selling stockholders. All proceeds from the sale of these shares will be for the account of the selling stockholders.

                              SELLING STOCKHOLDERS

                  The shares of our common stock to which this prospectus relates are being registered for resale by the selling stockholders named below. We have registered the shares to permit the selling stockholders and some of their transferees after the date of this prospectus to resell the shares when they deem appropriate. We refer to all of these possible sellers as the "selling stockholders" in this prospectus. The selling stockholders may resell all, a portion or none of their shares at any time.

                  The following table sets forth information regarding the beneficial ownership of the common stock by the selling stockholders as of August 7, 2003.

                                                       NUMBER OF SHARES
                                                         OF OUR COMMON
                                                      STOCK BENEFICIALLY     SHARES OF OUR COMMON
       SELLING              SHARES OF OUR COMMON        OWNED THAT MAY     STOCK OWNED BENEFICIALLY
    STOCKHOLDERS          STOCK BENEFICIALLY OWNED     BE SOLD HEREUNDER   AFTER THE SALE HEREUNDER
----------------------    ------------------------    ------------------   ------------------------
                            NUMBER      PERCENTAGE                           NUMBER      PERCENTAGE
                          ---------     ----------                         ---------     ----------
                                           (%)

CGLH Partners I LP(1)     6,978,108        33.8%            215,000        6,763,108       32.8%

CGLH Partners II LP(1)    6,978,108        33.8%            215,000        6,763,108       32.8%

----------

(1) The following entities beneficially own shares of our common stock: (i) CGLH Partners I LP; (ii) CGLH Partners II LP; (iii) LB Interstate GP LLC; (iv) LB Interstate LP LLC; (v) PAMI LLC; (vi) Property Asset Management, Inc.; (vii) Lehman ALI Inc; (viii) Lehman Brothers Holdings Inc.; (ix) MKK/ CG GP Holdings, LLC; (x) KFP Interstate, LLC; (xi) Grosvenor, LLC; (xii) KFP Holdings, Ltd;
(xiii) Quadrangle Trust Interstate (BVI) Limited; (xiv) Sherwood M. Weiser; (xv) Donald E. Lefton; and (xvi) Karim J. Alibhai.

CGLH Partners I LP has sole voting and dispositive power over 1,150,000 shares and CGLH Partners II LP has sole voting and dispositive power over 5,750,000 shares, and they are each deemed to have beneficial ownership of the shares held by each other and 78,108 shares over which other entities have voting or dispositive power.

MATERIAL RELATIONSHIPS WITH THE SELLING STOCKHOLDERS

                  Joint Venture Agreement. We and CGLH Partners III LP and CGLH Partners IV LP (which are affiliated with the selling stockholders) have formed a non-exclusive hotel joint venture fund to acquire full-service hotels. Interstate Hotels Corporation loaned $450,000 to affiliates of the selling stockholders for the reimbursement of transaction costs associated with the joint venture. The joint venture has not acquired any hotels as of the date of this prospectus.

                  Registration Rights Agreement. In connection with the merger of MeriStar Hotels & Resorts, Inc. and Interstate Hotels & Resorts, Inc. on July 31, 2002, we entered into a registration rights agreement with CGLH Partners I LP and CGLH Partners II LP, relating to the shares of our common stock being offered under this prospectus. Under that agreement we can be required to file registration statements (such as the registration statement which this prospectus is a part) relating to approximately 6.9 million shares of our common stock issued to CGLH Partners I LP and CGLH Partners II LP.

                  Under this registration rights agreement, if at any time we propose to file a registration statement with the SEC to register any of our common stock or other debt or equity securities that may be converted into or exchanged for shares of common stock, for sale to the public, the selling stockholders will have the right to include in the registration their shares of common stock. This right will be triggered whether the sale to the public is made by us for our account, or on behalf of any stockholder of ours.

                  However, this right will not be triggered if the sale is:

                  o not for cash consideration;

                  o is being made in connection with the conversion, exchange or exercise, for shares of our common stock;

                  o of shares of our common stock that are issuable upon the exercise of stock options, or issuable under the employee stock purchase plan;

                  o in connection with an acquisition by us;

                  o in connection with any securities exchange offer, dividend reinvestment plan, corporate reorganization; or

                  o in connection with any amalgamation, merger or consolidation in which we are involved where we are the surviving corporation.

                  The ability of the selling stockholders to include shares of common stock in our registrations is subject to customary provisions relating to the ability of underwriters to reduce the number of securities to be sold in an offering.

                  The selling stockholders also have the right to obligate us to file a registration statement covering the resale of their common stock upon written notice to us, so long as this demand for registration is for:

                  o at least 500,000 shares of our common stock;

                  o securities that are convertible into 500,000 shares of our common stock; or

                  o a lesser number of shares, so long as the gross proceeds of the intended sale would not be less than $2,000,000, calculated based on the average closing price of common stock over the 10 day trading period immediately preceding the date of the written demand request.

                  This registration statement is being filed as a result of the selling stockholders' exercise of their demand registration rights. In connection with the exercise of the demand registration rights relating to this offering, we are waiving the minimum number and dollar value of share requirements set forth in the registration rights agreement and described above.

                  We may delay filing the demanded registration, or delay the effectiveness of the related registration statement for a period of not more than 90 days if, in the sole judgment of our board of directors:

                  o a delay is necessary in light of pending financing
                    transactions, corporate reorganizations or other major events involving us; or

                  o the filing at the time requested would materially and
                    adversely affect our business or prospects in light of the disclosures that may be required by applicable law in connection with filing the registration statement.

We are also obligated to enter into customary agreements, including a customary underwriting agreement, and take all other actions as the selling stockholders or any underwriter may reasonably request.

                  The selling stockholders are entitled to make up to seven demands to us for the registration of their common stock under the registration rights agreement. Following the effectiveness of this registration statement the selling stockholders will have six such demand rights remaining.

                  We have agreed to pay all of the costs, fees and expenses incurred by us which are incident to our registration of the resale of the selling stockholders' common stock covered by this registration statement, excluding any fees and disbursements of counsel of the selling stockholders and commissions and discounts of all underwriters.

                  The registration rights agreement also provides that if we give any person registration rights that are more favorable than those granted to the selling stockholders, other than the number of registrations that may be demanded, with respect to any of our securities, we will be required to provide the selling stockholders with notice of that event, and accord them those more favorable rights.

                  In addition, we have agreed to indemnify the selling stockholders, underwriters, if any, and their controlling persons against specified liabilities, including specified liabilities under the Securities Act.

                  Board Composition Agreement. On July 31, 2002, we entered into a stockholder and board composition agreement with the selling stockholders and other parties in connection with our merger with Interstate Hotels Corporation. The board composition agreement, in conjunction with our certificate of incorporation and bylaws, specifies the composition of our board of directors as well as procedures for the replacement of directors until January 31, 2004. Under those arrangements, the selling stockholders have rights to cause the nomination for election of five of our directors. Of our current directors, Messrs. Karim Alibhai, Joseph Flannery, Mahmood Khimji, Raymond Mikulich and Sherwood Weiser are affiliated with the selling stockholders.

                  Houston Astrodome/Medical Center Residence Inn. We hold a 25% non-controlling equity interest in and manage the Houston Astrodome/ Medical Center Residence Inn by Marriott in Houston, Texas. Mr. Alibhai, an affiliate of the selling stockholders, holds a 22.46% ownership interest in the hotel. In fiscal 2002, we received approximately $218,000 in management fees from this hotel.

                  Payments to Directors of Interstate Hotels Corporation. In connection with transactions leading up to the merger of Interstate Hotels Corporation and MeriStar Hotels & Resorts, Inc., by which we were formed, the selling stockholders agreed to make payments to three executives of Interstate Hotels Corporation: Messrs. Kevin P. Kilkeary ($143,411), J. William Richardson ($483,000) and Thomas F. Hewitt ($286,822). Mr. Kilkeary resigned in November 2002. Mr. Hewitt is one of our current directors. The payment to Mr. Hewitt is to be made in either cash or registered, unrestricted shares of our common stock or a combination of cash and stock, at the selling stockholders' election. The selling stockholders may elect to transfer some of the shares of our common stock that may be sold under this registration statement in satisfaction of this obligation to Mr. Hewitt.

LEHMAN BROTHERS, INC. RELATIONSHIPS

                  The selling stockholders are affiliated with Lehman Brothers, Inc. and Lehman Commercial Paper, Inc. Two of our directors, Messrs. Joseph Flannery and Raymond Mikulich, are employed by Lehman Brothers, Inc.

                  Converted Series B Preferred Stock and Convertible Notes. In October 2000, Interstate Hotels Corporation issued to the selling stockholders 500,000 shares of its Series B preferred stock for $5.0 million and 8.75% convertible notes for $25.0 million pursuant to a Securities Purchase Agreement dated August 31, 2000 between Interstate Hotels Corporation and the selling stockholders. Interstate Hotels Corporation paid $1.0 million to Lehman Brothers Holdings Inc. for advisory services in connection with this transaction.

                  Prior to our merger with Interstate Hotels Corporation, the selling stockholders entered into a voting and conversion agreement with Interstate, and on June 26, 2002 converted some of the preferred stock and convertible notes of Interstate Hotels Corporation held by them into Class A common stock of Interstate Hotels Corporation. Under the voting and conversion agreement, those holders also agreed to vote those shares of Class A common stock, along with other shares of Class A common stock already held by them, in favor of the merger at Interstate Hotels Corporation's special stockholder meeting. As an inducement for the conversion of preferred stock and the convertible notes, Interstate paid these parties an aggregate of $9,250,000. In connection with the merger, the remaining Interstate Hotels Corporation preferred stock and convertible notes held by the selling stockholders was converted into shares of our common stock.

                  Senior Credit Facility. Interstate Operating Company, L.P. (formerly known as MeriStar H&R Operating Company, L.P.), our subsidiary operating partnership, of which we are the general partner, indirectly holds a substantial portion of all of our assets. On July 31, 2002, MeriStar H&R Operating Company, L.P. entered into a Senior Secured Credit Agreement, for a maximum amount of $113 million, with Lehman Brothers, Inc., various other lenders and other parties, where Lehman Brothers, Inc. was the joint lead arranger, book runner, and co-syndication agent. As of June 30, 2003, $88.2 million was outstanding under the facility, which bears interest at a variable rate per annum of LIBOR plus 3.00 to 4.50% depending on meeting certain financial tests.

                  Subordinated Credit Facility. On January 10, 2003, Interstate Operating Company, L.P. entered into a subordinated credit facility with Lehman Commercial Paper, Inc. and Lehman Brothers, Inc., under which Lehman Brothers, Inc. was the lender. As of June 30, 2003, $40 million was outstanding under the facility, which bears interest at a variable rate per annum of LIBOR plus 8.50%. The subordinated credit facility matures on January 31, 2006, but if the revolving portion of our senior credit facility is extended for an additional year, the subordinated credit facility will also be automatically extended for one more year to January 31, 2007. The credit agreement governing our subordinated credit facility contains customary covenants as described under "Risk Factors--Risks Relating to Our Capital Structure--Restrictions imposed by our debt agreements may limit our ability to execute our business strategy and increase the risk of default under our debt obligations." The credit agreement also contains customary events of default. In connection with the subordinated credit facility, we also paid fees of $1.7 million to Lehman Commercial Paper, Inc. and Lehman Brothers, Inc.

                  MeriStar Hospitality Corporation. We hold a non-controlling 0.5% general partnership interest and a non-controlling 9.5% limited partnership interest in MIP Lessee, L.P., a joint venture between entities related to Oak Hill Capital Partners, L.P. and us. MIP Lessee owns 10 full-service hotels. The joint venture has borrowed an aggregate of $193 million of non-recourse loans from Lehman Brothers Holding Inc., an entity related to Lehman Brothers Inc. MeriStar Hospitality Corporation has a $40 million investment in the joint venture. In fiscal 2002, we received an aggregate of $3.0 million in management fees from these hotels.

                  Partnership Borrowings. We hold a non-controlling 0.5% general partnership interest and a non-controlling 49.0% limited partnership interest in two limited partnerships that own seven Marriott-branded hotels and one Hampton Inn hotel for which we made a total investment of approximately $8.7 million. FelCor Lodging Trust Incorporated owns the remaining 50.5% of the partnerships. The partnerships have borrowed an aggregate of $52.3 million of non-recourse loans from Lehman Brothers Bank, FSB, an entity affiliated with Lehman Brothers, Inc. These borrowings are secured by the partnerships' hotels. In fiscal 2002, we received an aggregate of $0.7 million in management fees from these hotels.

                  Renaissance Worldgate Hotel. In the 2002 fiscal year, we held a 20% non-controlling equity interest and entered into an agreement to manage the Renaissance Worldgate Hotel in Kissimmee, Florida, for a total investment of approximately $3.9 million. Mr. Alibhai, and LB Maingate I Inc. (an affiliate of Mr. Alibhai and Lehman Brothers, Inc.) each held a 40% respective ownership interest in the hotel. The hotel had a $37 million non-recourse loan from

Lehman Brothers Holdings Inc., an affiliate of Lehman Brothers, Inc., which was secured by the hotel. In February 2002, the ownership and financing for the hotel was restructured in order to address financial difficulties at the hotel. As part of this restructuring, our 20% non-controlling equity interest was redeemed in exchange for mutual releases with respect to the obligations of the hotel. In addition, the hotel owner and we amended the management agreement for the hotel, under which, among other things, we waived our management fees for the period from July 1, 2001, through February 21, 2002, and agreed to reduce our base management fee for periods following February 21, 2002. The hotel's owners have also issued a promissory note of approximately $282,000 for past accounts receivable we are owed. This note bears interest at the rate of 9% per annum and is payable in equal quarterly installments beginning January 1, 2003. The hotel owner did not pay the first or second installments due on January 1, 2003, and April 1, 2003. For fiscal 2002, we earned approximately $0.1 million in management fees from this hotel.

                  Park Central Hotel. We manage the Park Central Hotel in New York, New York, and we managed the Raleigh Sheraton Capital Center Hotel in Raleigh, North Carolina, until March 2003. The owners of these hotels engaged us to manage these properties in accordance with the rights of the principal lender of these hotels to select a third-party management company. The principal lender of these hotels is Lehman Brothers Holdings Inc., an affiliate of Lehman Brothers, Inc. In fiscal 2002, we received an aggregate of approximately $1.1 million in management fees from these hotels.

                  Beaumont Hilton. We manage the Beaumont Hilton in Beaumont, Texas. This hotel is owned by an entity related to Lehman Brothers, Inc. In fiscal 2002, we received approximately $164,000 in management fees from this hotel.

                              PLAN OF DISTRIBUTION

                  The selling stockholders, including some of their transferees who may later hold their interests in the shares of our common stock covered by this prospectus and who are otherwise entitled to resell the shares using this prospectus, may sell the shares of common stock covered by this prospectus from time to time during the time the registration statement of which this prospectus forms a part is required to be kept effective by us. Such sales may be effected in any legal manner selected by the selling stockholders, including directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered by this prospectus.

                  The selling stockholders have advised us that the shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale and/or at negotiated prices. These sales may be effected in one or more transactions, including:

                  o on the New York Stock Exchange or any national securities exchange or quotation service on which the shares may be listed or quoted at the time of the sale;

                  o in the over-the-counter market;

                  o in private transactions and transactions otherwise than on the New York Stock Exchange or other exchange or services or in the over-the-counter market;

                  o through the writing of options, whether those options are listed on an options exchange or otherwise; or

                  o through the settlement of short sales.

                  The selling stockholders have also advised us that the shares may be transferred to satisfy existing contractual obligations of the selling stockholders, including those described above under "Material Relationships with the Selling Stockholders--Payments to Directors of Interstate Hotels Corporation."

                  The selling stockholders have advised us that they have not entered into any agreements, arrangements or understandings with any underwriter, broker-dealer or agent, or any combination of those, regarding the sale of their shares of our common stock. If such an underwriting or other agreement is entered into by the selling stockholders after the filing of this registration statement, the specific terms of any such agreement will be disclosed in a supplement to this prospectus filed with the SEC under Rule 424(b) under the Securities Act, or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part. The selling stockholders may sell any or all of the shares of our common stock offered by them pursuant to this prospectus. In addition, the selling stockholders may transfer, devise or gift the shares of common stock by other means not described in this prospectus.

                  The selling stockholders might not sell any or all of the shares of common stock under this prospectus. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

                  The aggregate proceeds to the selling stockholders from the sale of the shares offered by them will be the purchase price of the shares less discounts and commissions, if any. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts and commissions and/or agent's commissions. We will not receive any of the proceeds from the sale of the shares of common stock covered by this prospectus.

                  In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or any exemption from registration or qualification requirements is available and is complied with.

                  The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the shares of common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders are deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

                  To the extent required, the shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

                  Under the registration rights agreement, we have agreed to indemnify the selling stockholders, underwriters of the securities covered by this registration statement, if any, and their controlling persons against certain liabilities, including specified liabilities under the Securities Act and to reimburse them for any legal or other expenses reasonably incurred by them in connection with investigating or defending these specified liabilities. We have also agreed to reimburse payments which the selling stockholders and the underwriters, if any, and their controlling persons may be required to make in respect of such liabilities. The selling stockholders have agreed to indemnify us, our directors and officers signing this registration statement, and any controlling persons of the Registrant within the meaning of the Securities Act, for liabilities arising under the Securities Act with respect to written information furnished to us by them, or any omission of such information, specifically in connection with the preparation of this registration statement and any related supplements or amendments, and with respect to the selling stockholders' compliance with applicable laws related to effecting the sale or other disposition of the securities covered by this registration statement. The selling stockholders have also agreed to reimburse payments which we may be required to make in respect of such liabilities.

                  We have agreed to pay all of the costs, fees and expenses incurred by us which are incident to our registration of the resale of the selling stockholders' common stock covered by this registration statement, excluding any fees and disbursements of counsel of the selling stockholders and commissions and discounts of all underwriters.

                  Under our registration rights agreement with the selling stockholders, we will file this registration statement and such other related documents as may be necessary or appropriate relating to the proposed distribution of the selling stockholders' common stock as set forth in the registration rights agreement and use our reasonable efforts to cause the registration statement and any post-effective amendments to this registration statement and any necessary supplements, to become effective, so that current prospectuses are at all times available for a period of at least 180 days after the effective date of this registration statement or for such longer period, not to exceed 360 days, as may be required under the plan of distribution set forth in this registration statement.

                  Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may suspend offers and sales of the shares of common stock pursuant to the registration statement to which this prospectus relates. For more information regarding the registration rights agreement, see "Material Relationships with the Selling Stockholders--Registration Rights Agreement."

                                  LEGAL OPINION

                  Paul, Weiss, Rifkind, Wharton & Garrison LLP will pass upon the validity of the common stock offered by this prospectus for us.

                                     EXPERTS

                  The consolidated financial statements of Interstate Hotels & Resorts, Inc. and subsidiaries (formerly Interstate Hotels Corporation) as of December 31, 2002, and for the year ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of KPMG LLP as experts in accounting and auditing.

                  The consolidated financial statements of Interstate Hotels & Resorts, Inc. and subsidiaries (formerly Interstate Hotels Corporation) incorporated in this prospectus by reference to the Annual Report on Form 10-K/A as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

                  We file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room of the SEC by mail at prescribed rates. For more information about the Public Reference Room of the SEC, you can call the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the information that we have filed with them. The address of the SEC's website is http://www.sec.gov. Our website address is http://www.ihrco.com. In addition, information about us may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

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

                         ____________________________




                      INTERSTATE HOTELS & RESORTS, INC.



                                215,000 Shares
                                      of
                                 Common Stock


                         ____________________________

                                  Prospectus
                         ____________________________







                               August 25, 2003



                         ____________________________